PrimeCare Systems, Inc.

610 Thimble Shoals Blvd, Suite 402-A

Newport News, VA 23606

Mr. Stephen Krikorian

March 10, 2011

Accounting Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

Re:

File No. 001-32828

Dear Mr. Krikorian:

Pursuant to our telephone call with you on March 4, 2011, we have continued to apply our best efforts to prepare a complete and accurate response to your comments.  As we discussed, we have been severely hampered because of the inability to communicate with our corporate accountant and legal advisor who remains in recovery and rehabilitation following a fall and what we have concluded may have been a stroke.  Consequently, we are in the process of soliciting alternative sources of advice, but remain hampered by our current critical financial situation.  As a result, the responses we have prepared, while reflecting our best efforts and knowledge may contain inadvertent inaccuracies or not be worded as precisely as you would desire.

We will continue to try to develop alternative sources of expertise, but it will take some time before those sources will have developed sufficient insight into company matters to be able to provide us with authoritative advice that we can use to finalize a response to your comments.  We plan to have those sources fully developed by the time that we file our 10-K for the fiscal year ending June 30, 2011.  We do not expect to be able to develop those sources sooner than then.  Since we anticipate that amendments to some of these filings may be required as a result of our responses and your subsequent comments, we are deferring those amendments until this case is resolved so that we do not file unnecessary amendments to amendments.

In the meantime, we provide the responses that we have prepared, itemized according to the comments you sent to us.

Sincerely,

1 Atch

  Responses to Comments, File No. 001-32828

/s/ Robert A. Shiver

Robert A. Shiver

President

Responses to Comments, File No, 001-32828

Form 10-K for the Fiscal Year ended June 30, 2010

General

1. We note that you have included on the facing page of the Form 10-K the file number 333-137702 when the file number currently assigned to you in EDGAR is 001-32828. Please confirm your understanding regarding your current Commission File Number and confirm that you will use the current file number when filing reports on Form 10-K in the future. Alternatively, please tell us why you believe it is appropriate to use a file number that is different from the one currently assigned to you. Similar concerns apply to your Form 10-Q for the quarterly period ended September 30, 2010.

Response: We are now using the correct file number (001-32828) as of our 31 December 2010 Form 10-Q filing. We will correct the file number on our amended 10-K and 10-Q filings.

Item 6. Management’s Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 12

2. Please tell us how you considered providing a discussion and analysis of cash flows. Refer to Item 303(a)(1) and (2) of Regulation S-K and Section IV.B of SEC Release 33-8350.

Response: Given the simplicity of our current cash flow situation, we felt that it was sufficient to reiterate the sources of funding and point out that the company continues to depend on external financing to make up ongoing shortfalls in revenue.  In future filings, we will revise and eliminate redundant text that is repetitive or unnecessarily similar to text in other portions of the filing

Certifications

3. We note that your Section 302 and Section 906 certifications are embedded within your annual report. Please revise to file the certifications as separate exhibits. We refer you to paragraph 1 of the instructions to the exhibit table to Item 601 of Regulation S-K. Similar concerns apply to your Form 10-Q for the quarterly period ended September 30, 2010.

Response: We will revise our Section 302 and Section 906 certifications, file them separately, and refer to the certifications as separate exhibits in future reports.

Section 302 Certifications

4. We note that you include the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title. Refer to Item 601(B)(31)(i) of Regulation S-K. Similar concerns apply to your Section 302 Certifications included in your Form 10-Q for the quarterly period ended September 30, 2010.

Response: We have deleted the title of the certifying individual in our Section 302 Certifications.

5. We note that you continue to refer to yourself as a “small business issuer” throughout this certification. Tell us why you continue to refer to yourself as a “small business issuer” rather than as a “registrant.” Refer to Item 601(B)(31)(i) of Regulation S-K. Similar concerns apply to your Section 302 Certifications included in your Form 10-Q for the quarterly period ended September 30, 2010.

Response: We have corrected our Section 302 Certifications by replacing “small business issuer” with “registrant”.

6. We note that you have omitted the introductory language referring to internal control over financial reporting in paragraph 4 and omitted paragraph 4(b) in your certifications. Please revise your certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(B)(31)(i) of Regulation S-K. Also refer to Item 308 of Regulation S-K. Similar concerns apply to your Section 302 Certifications included in your Form 10-Q for the quarterly period ended September 30, 2010.

Response: We will revise our certifications to include to include:

Paragraph 4 introductory language  “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) “, and

Paragraph 4(b) “Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles”

Form 10-Q for the Quarterly Period ended September 30, 2010

Financial Statements

7. We note that your financial statements for the quarterly period ended September 30, 2010 are labeled as “unreviewed.” Please clarify to us why your financial statements have not been reviewed. Refer to Rule 8-03 of Regulation S-X. Please note, if the review of your Form 10-Q was not performed by a registered public accounting firm, the Form 10-Q is considered substantially deficient and not timely filed.

Response: Because of our current lack of resources we were unable to procure a timely review by a registered public accounting firm.  Rather than stating that the financial statements were “Unaudited” we chose to label them as “Unaudited and Unreviewed” to provide fullest disclosure.  We anticipate that future filings will be reviewed as required, and if resources permit, we will retrospectively have the deficient filings reviewed as well.

Balance Sheets, page F-1

8. We note that you present amortization of capitalized software costs of $23,683 for the three months September 30, 2010 in your statement of operations. We further note that your capitalized software costs did not change from June 30, 2010 to September 30, 2010 on your balance sheet. Please advise or revise accordingly.

Response: The September 30, 2010 Form 10-Q will be amended to include revised data.

9. We note that it does not appear that your statement of cash flows for the three months ended September 30, 2010 foots appropriately. Please advise or revise accordingly.

Response: The September 30, 2010 Form 10-Q will be amended to include revised data.

10. We note your effectiveness conclusions are stated in terms that are more limited in scope than the definition of “disclosure controls and procedures” set forth in Exchange Act Rule 13a-15(e). In your response letter, please tell us whether the effectiveness conclusions of the principal executive officer and principal financial officer were made with respect to the company’s controls and procedures as that term is defined in Rule 13a-15(e). Provide conforming disclosure in future filings. Alternatively, you may simply conclude in future filings that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without providing any part of the definition, as we note you have done in your Form 10-K for the fiscal year ended June 30, 2010.

Response: We will provide the same effectiveness conclusions in future filings as were done in the Form 10_K for the fiscal year ended June 30, 2010.

11. We note your statement that there were no changes during the quarter ended December 31, 2004, although this filing is for the quarter ended September 30, 2010. Please revise accordingly.

Response: The September 30, 2010 Form 10-Q will be amended to correct this error.

12. If you conclude that you need to amend your periodic reports to file your restated financial statements, for the comments above, please describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers’ conclude that the disclosure controls and procedures were effective, despite any restatement, describe the basis for the officers’ conclusions.

Response: We anticipate that any changes to our financial statements should be de minimis and have no effect on our conclusion that disclosure controls and procedures are effective.